Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, particularly cancers and autoimmune disorders.

We were founded to capture the opportunities presented by the confluence of two major developments—the emergence of an attractive and growing biologics market in China, and the revolutionary scientific breakthroughs in cancer and autoimmune disease medicines. We believe we are well-positioned to become a biotech leader in China because of our innovative discovery expertise, fit-for-purpose technology platforms, biomarker-enabled translational medicine capabilities, and clinical development capabilities. These integrated capabilities are further enhanced by our deep understanding of China’s biologics regulatory framework and our direct access to extensive pre-clinical and clinical trial resources in China. To date, we have developed an innovative pipeline of more than 10 clinical and pre-clinical stage assets through our internal research and development efforts and in-licensing arrangements with global pharmaceutical and biotech companies.

We are fully aware of the competitive and regulatory challenges we face as an innovative clinical stage biotech company based in China, including need to raise significant capital, significant competition from global and other China-based biopharmaceutical companies, less streamlined regulatory pathway compared to countries with long-established regulatory systems, and potential implementation challenges and uncertainties of the recent government reform of the drug approval system. However, with these challenges in mind, we have been mitigating the risks through our internal R&D system that integrates multi-functional aspects of our drug development process to proactively deal with some of the regulatory challenges mentioned above. Furthermore, through our Beijing office which focuses on regulatory matters, we have established an effective communication channel with the regulatory agencies to discuss and resolve various regulatory issues promptly and effectively. We see vast opportunities for immuno-oncology and autoimmune biologics therapies in China. First, both the incidence and mortality of cancers in China have been increasing in recent years and are outpacing those in the United States and the rest of the world. Second, many innovative biologics approved to treat cancer and autoimmune diseases in the United States and Europe are not yet available in China. Third, the Chinese government has implemented new policies and regulations to simplify the review and approval cycle of clinical trials and new drug applications to encourage biologics innovation. Fourth, there has been a continuous and rapid increase in personal disposable income in China coupled with ongoing improvement in basic national health insurance coverage, making innovative biologics more accessible to more Chinese patients.

We believe we are uniquely positioned as a China-based global player to tap into these vast commercial opportunities. This is best demonstrated by our short journey in becoming one of the top clinical stage immunology companies in China. For example, in 2018 and 2019, we are the only China-based biotech company recognized by Genetic Engineering & Biotechnology News (GEN) as a top 10 immuno-oncology start-up in the world. To date, our research and development capabilities encompass discovery, translational medicine, biologics CMC development, pre-clinical development and clinical development with footprints in Shanghai, Beijing and the United States. We are now at a critical juncture to transition from a clinical stage biotech company into a fully integrated end-to-end global biopharmaceutical company in the next few years.

Since the commencement of our operation in 2014, we have devoted most of our efforts and financial resources to organize and staff our operations, business planning, raise capital, establish our intellectual property portfolio and conduct pre-clinical and clinical trials of our drug candidates.

We have raised in excess of US$940 million in the past four years. We have not generated any revenue from product sales, and as a result, we have never been profitable and have incurred net losses since the commencement of our operations. In 2017, 2018, 2019 and the nine months ended September 30, 2020, our net losses were RMB298.2 million, RMB402.8 million, RMB1,452.0 million (US$213.8 million) and RMB570.6 million (US$84.0 million), respectively. We do not expect to generate product revenue unless and until we obtain marketing approval for and commercialize a drug candidate, and we cannot assure you that we will ever generate significant revenue or profits.

Key Factors Affecting Our Results of Operations

Our results of operations, financial condition, and the year-to-year comparability of our financial results have been, and are expected to continue to be, principally affected by the below factors:

Cost and Expenses Structure

Our results of operations are significantly affected by our cost structure, which primarily consists of research and development expenses and administrative expenses.

Research and development activities are central to our business model. We believe our ability to successfully develop drug candidates will be the primary factor affecting our long-term competitiveness, as well as our future growth and development. Developing high-quality drug candidates requires a significant investment of resources over a prolonged period of time, and a core part of our strategy is to continue making sustained investments in this area. Since our inception, we have focused our resources on our research and development activities, including conducting pre-clinical studies and clinical trials, and activities related to regulatory filings for our drug candidates. Our research and development expenses primarily include the following:

•	costs related to development of our pipeline assets under all stages including discovery, pre-clinical testing or clinical trials;

•	patent license fees and other fees under the licensing, collaboration and development agreements with respect to our in-licensed drug candidates; and

•	employee salaries and related benefit costs, including share-based compensation expenses, for research and development personnel and key management.

At this time, we are unable to predict when, if ever, we will be able to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods thereafter. This is due to the numerous risks and uncertainties associated with developing such drug candidates, including the uncertainty of:

•	successful enrollment in and completion of clinical trials;

•	establishing an appropriate safety profile;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	receipt of marketing approvals from applicable regulatory authorities;

•	commercializing the drug candidates, if and when approved, whether alone or in collaboration with others;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our drug candidates;

•	continued acceptable safety profiles of the products following approval; and

•	retention of key research and development personnel.

Any change in the outcome of any of these variables with respect to the development of any of our drug candidates would significantly change the costs, timing and viability associated with the development of that drug candidate. We expect research and development costs to continue to increase for the foreseeable future as we expand our operations and our development programs progress, including as we continue to support and advance the clinical trials of our drug candidates.

Our administrative expenses consist primarily of employee salaries and related benefit costs. Other administrative expenses include professional fees for consulting and auditing as well as other direct and allocated expenses for rental expenses for our facilities, travel costs and other supplies used in administrative activities. We expect our administrative expenses to increase in the future to support our pipeline assets and research and development efforts, and the commercialization of our drug candidates once approval is obtained. We also anticipate that our administrative expenses will increase as we operate as a public company.

Revenue from Out-Licensing Agreements

We continue to seek out-licensing opportunities for our de-prioritized assets to streamline our pipeline. In 2017, 2018 and 2019, our revenue consisted primarily of payments from granting licenses to use and otherwise exploit certain of our intellectual properties linked to our de-prioritized assets. See “Business—Licensing and Collaboration Arrangements” for more information on the existing out-licensing arrangements. In addition, after validating clinical safety and preliminary efficacy of a drug candidate in our Global Portfolio in clinical trials in the United States, we may elect to out-license the global rights (excluding Greater China) of such drug candidate, while retaining the Greater China rights for further development and commercialization. But we may also choose to retain these rights for the United States or other countries or regions as we may deem fit. Before the commercialization of one or more of our drug candidates, we expect that the majority of our revenue will continue to be generated from out-licensing our intellectual properties.

Funding for Our Operations

During the periods presented, we funded our operations primarily from financing through the issuance and sale of preferred shares and convertible promissory notes in private placement transactions. Going forward, in the event of successful commercialization of one or more of our drug candidates, we expect to fund our operations in part with revenue generated from sales of our commercialized drug products. However, with the continuing expansion of our business and our product pipeline, we may require further funding through public or private offerings, debt financing, collaboration, and licensing arrangements or other sources. Any fluctuation in our ability to fund our operations will impact our cash flow plan and our results of operations.

Our Ability to Commercialize Our Drug Candidates

Our business and results of operations depend on our ability to commercialize our drug candidates, once and if those candidates are approved for marketing by the respective health authority. Currently, our pipeline consists of more than ten drug candidates ranging in development status from pre-clinical to late-stage clinical programs. Although we currently do not have any product approved for commercial sale and have not generated any revenue from product sales, we expect to generate revenue from sales of a drug candidate after we complete the clinical development, obtain regulatory approval, and successfully commercialize such drug candidate. Our late-stage investigational drugs at or potentially near pivotal trials are felzartamab, eftansomatropin, olamkicept and enoblituzumab. See “Business—Our Drug Pipeline” for more information on the development status of our various drug candidates.

The Effect of Our Acquisition of I-Mab Tianjin

We acquired a controlling interest in I-Mab Tianjin on July 15, 2017 and the remaining interest in I-Mab Tianjin in May 2018. Since our acquisition of the controlling interest in I-Mab Tianjin on July 15, 2017, I-Mab Tianjin has been consolidated into our results of operations. Shortly after we acquired the controlling interest in I-Mab Tianjin, we integrated the operations of I-Mab Tianjin into our operations.

I-Mab Tianjin did not generate any external revenue from July 15, 2017 to September 30, 2020. In connection with our acquisition of I-Mab Tianjin, we identified RMB148.8 million of intangible assets and RMB162.6 million of goodwill of I-Mab Tianjin. Goodwill is not amortized, but impairment of goodwill assessment is performed on an least an annual basis on December 31 or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. No impairment was identified as of December 31, 2017, 2018 and 2019 and September 30, 2020. Impairment charges could substantially affect our results of operations in the periods of such charges. In addition, impairment charges would negatively impact our financial ratios and could limit our ability to obtain financing in the future. See “Risk Factors—Risks Related to Our Industry, Business and Operations––Change in business prospects of acquisitions may result in impairment to our goodwill, which could negatively affect our reported results of operations.”

Impact of the COVID-19 Outbreak on Our Business

Since its outbreak, the impact of the ongoing global coronavirus- 19 (COVID-19) pandemic to our business has been limited. To date, although COVID-19 has caused some delays in the initiation of the ongoing trials of certain clinical-stage drug candidates in early 2020, the COVID-19 pandemic has not had a material impact on our ongoing clinical activities, in particular, clinical activities related to our late-stage drug candidates, such as felzartamab, eftansomatropin and olamkicept. See “Our Business––Our Drug Candidates” for our clinical development plans for our drug candidates. So far, the outbreak of COVID- 19 has not caused any early termination of our clinical trials or necessitated removal of any enrolled patients. We have employed various measures to mitigate impacts of the COVID- 19 outbreak on our currently ongoing trials in Greater China and the United States. We worked closely with our CROs to monitor the situation and manage the process of our clinical trials. We maintained contact with our patients to ensure that they remain on the trials and that any information they need will be readily available. In addition, we believe the COVID- 19 outbreak has not significantly impacted our ability to carry out our obligations under existing contracts or disrupted any supply chains that we rely upon.

So far, we have not had any suspected or confirmed COVID-19 cases on our premises or among our employees. To prevent any spread of COVID-19 in our offices and research facilities, we have adopted a thorough disease prevention scheme to protect our employees from contracting COVID-19. The measures we have implemented include, among others, regularly sterilizing and ventilating our offices, checking the body temperature of our employees, keeping track of the travel history and health conditions of employees and their immediate family members, providing face masks to employees attending the office, minimizing in-person meetings to the extent possible and encouraging employees to wear masks when needed. Our ongoing clinical trials and CROs have resumed full and normal operations and the COVID- 19 outbreak had not resulted in a major disruption to our operations.

Taking into account our past and prospective cash burn rate, including but not limited to future clinical development and administrative expenses, lease payment, capital expenditure and current financial position, our ability to control the speed and breadth of our clinical development and business development activities and our expansion in headcount, our current internal resources, we estimate that our financial resources can support our research and development activities and business operations for at least the next 12 months.

Although we believe we have implemented strategies to potentially minimize the impact of the COVID-19 pandemic to our business, we expect that we may experience delays with respect to the initiation and patient enrollment of certain additional trials. The extent to which the COVID- 19 pandemic impacts the timing of these additional trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, any restrictions on the ability of hospitals and trial sites to conduct trials that are not designed to address the COVID-19 pandemic and the perceived effectiveness of actions taken in China and the United States to contain and treat the disease. We will continue to evaluate the impact of the COVID-19 pandemic to our business.

In addition, there are still uncertainties with regard to the continued development of COVID-19 and its implications, and we will continue to assess the situation and seek to put in place relevant mitigating measures where necessary. The above analyses are made by our management based on currently available information concerning COVID-19. We cannot guarantee that the outbreak of COVID- 19 will not further escalate or have a material adverse effect on our business operations. Please also see “Risk Factors—Risks Related to Our Industry, Business and Operations—Our business, financial condition and results of operations could be adversely affected by the COVID-19 outbreak.” and “Risk Factors—Risks Related to Our Industry, Business and Operations—Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.”

Key Components of Results of Operations

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from product sales for the foreseeable future before the successful commercialization of one or more of our drug candidates.

We generated substantially all of our revenues for the years ended December 31, 2017, 2018 and 2019 from granting licenses to use and otherwise exploit certain of our intellectual properties in connection with our de-prioritized assets.

Research and Development Expenses

Research and development expenses primarily consist of: (i) payroll and other related expenses of research and development personnel, (ii) fees associated with the exclusive development rights of our in-licensed drug candidates, (iii) fees for services provided by contract research organizations, investigators and clinical trial sites that conduct our clinical studies, and (iv) expenses relating to the development of our drug candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses.

Our current research and development activities primarily relate to the clinical development of the following investigational drugs:

•	Felzartamab, a potential highly differentiated CD38 antibody for multiple myeloma and autoimmune diseases, if approved;

•	Efineptakin, the first long-acting recombinant human IL-7 with the potential for cancer treatment-related lymphopenia and cancer immunotherapy, if approved;

•	Eftansomatropin, a potential highly differentiated long-acting growth hormone for growth hormone deficiency, if approved;

•	Olamkicept, a potential highly differentiated IL-6 blocker for ulcerative colitis and other autoimmune diseases, if approved;

•	Enoblituzumab, the most advanced clinical stage humanized B7-H3 antibody as a potential immuno-oncology treatment, if approved;

•	Lemzoparlimab, a potential highly differentiated CD47 monoclonal antibody with unique RBC-sparing differentiation, if approved;

•	Uliledlimab, a potential highly differentiated CD73 antibody for immuno-oncology, if approved; and

•	Plonmarlimab, a GM-CSF monoclonal antibody for rheumatoid arthritis and CAR-T-related therapies, if approved.

We incurred research and development expenses of RMB267.1 million, RMB426.0 million and RMB840.4 million (US$123.8 million) for the years ended December 31, 2017, 2018 and 2019, respectively, representing 91.3%, 86.5% and 56.2% of our total research and development and administrative expenses for the corresponding periods. We incurred research and development expenses of RMB578.4 million and RMB698.5 million (US$102.9 million) for the nine months ended September 30, 2019 and 2020, respectively. We expect our research and development expenses to continue to increase for the foreseeable future, as we continue to expand our operations and to advance our pipeline and our drug candidates toward later stages.

Administrative Expenses

Administrative expenses primarily consist of salaries and related benefit costs, including share-based compensation, for employees engaged in managerial and administrative positions or involved in general corporate functions, professional fees for consulting and auditing as well as other direct and allocated expenses for rental expenses for our facilities, travel costs and other supplies used in administrative activities. For the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020, our administrative expenses amounted to RMB25.4 million, RMB66.4 million, RMB654.6 million (US$96.4 million) and RMB310.8 million (US$45.8 million), respectively.

Interest Expense

Interest expense consist primarily of interest expenses on our (i) short-term bank borrowings and (ii) convertible promissory notes issued to certain investors.

Interest Income

Interest income consists primarily of interest income derived from our term deposit and restricted cash pledged as collateral for a working capital loan.

Other Income (Expenses), Net

Other income consists primarily of income from the equity transfer of I-Mab Hangzhou and other financial assets.

Other expenses consist primarily of the net loss resulting from the conversion of a portion of our convertible promissory notes and loss on the termination agreement with Everest.

Fair Value Change of Warrants

Fair value change of warrants consists primarily of the non-cash items incurred in connection with changes in the fair value of our warrant liabilities that we issued to certain investors.

Taxation

Cayman Islands

I-Mab, our holding entity, is incorporated in the Cayman Islands. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders. I-Mab did business registration in Hong Kong and had a HK tax file number.

Hong Kong

I-Mab Biopharma Hong Kong Limited is incorporated in Hong Kong. Companies registered in Hong Kong are subject to Hong Kong profits tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the relevant Hong Kong tax laws. Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, our subsidiary in Hong Kong is subject to profits tax at the rate of 8.25% on assessable profits up to HK$2,000,000; and 16.5% on any part of assessable profits over HK$2,000,000. For the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020, I-Mab Biopharma Hong Kong Limited did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earnings in Hong Kong for any of the periods presented. Under the Hong Kong tax law, I-Mab Biopharma Hong Kong Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States

I-Mab Biopharma US Ltd. is incorporated in Maryland and is subject to U.S. federal corporate income tax at a rate of 21%. It is also subject to state income tax in Maryland at a rate of 8.25%. I-Mab Biopharma US Ltd. has no taxable income for all periods presented and therefore no provision for income taxes is required.

China

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”) (as amended in 2017 and 2018), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “High and New Technology Enterprises.”

I-Mab Shanghai has been qualified as a “High and New Technology Enterprise” and enjoys a preferential income tax rate of 15% from 2018 to 2020. Our company’s other PRC subsidiaries are subject to the statutory income tax rate of 25%. No provision for income taxes has been accrued because all of our PRC subsidiaries are in cumulative loss positions for all the periods presented.

A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized in the foreseeable future. In making such determination, we evaluate a variety of positive and negative factors including our operating history, accumulated deficit, the existence of taxable temporary differences and reversal periods.

We have incurred net accumulated operating losses for income tax purposes since our inception.

We evaluate each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2017, 2018 and 2019 and September 30, 2020, we did not have any significant unrecognized uncertain tax positions.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues
Licensing and collaboration revenue	11,556	53,781	30,000	4,419	30,000	—	—
Expenses
Research and development expenses(1)	(267,075)	(426,028)	(840,415)	(123,780)	(578,377)	(698,461)	(102,872)
Administrative expenses(1)	(25,436)	(66,391)	(654,553)	(96,405)	(582,732)	(310,775)	(45,772)

Loss from operations	(280,955)	(438,638)	(1,464,968)	(215,766)	(1,131,109)	(1,009,236)	(148,644)
Interest income	858	4,597	30,570	4,502	22,828	18,658	2,748
Interest expense	(5,643)	(11,695)	(2,991)	(441)	(2,466)	(957)	(141)
Other income (expenses), net	1,527	(16,780)	(20,205)	(2,976)	1,758	420,900	61,992
Fair value change of warrants	(14,027)	61,405	5,644	832	5,609	—	—

Loss before income tax expense	(298,240)	(401,111)	(1,451,950)	(213,849)	(1,103,380)	(570,635)	(84,045)
Income tax expense	—	(1,722)	—	—	—	—	—

Net loss attributable to I-Mab	(298,240)	(402,833)	(1,451,950)	(213,849)	(1,103,380)	(570,635)	(84,045)

Deemed dividend to Series C-1 preferred shareholders at extinguishment of Series C-1 Preferred Shares	—	—	(5,283)	(778)	—	—	—
Deemed dividend to Series B-1, B-2 and C preferred shareholders at modification of Series B-1, B-2 and C Preferred Shares	—	—	(27,768)	(4,090)	—	—	—

Net loss attributable to ordinary shareholders	(298,240)	(402,833)	(1,485,001)	(218,717)	(1,103,380)	(570,635)	(84,045)

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Other comprehensive income
Foreign currency translation adjustments, net of nil tax	5,918	53,689	10,747	1,583	66,254	15,530	2,288

Total comprehensive loss attributable to I-Mab	(292,322)	(349,144)	(1,441,203)	(212,266)	(1,037,126)	(555,105)	(81,757)

Net loss attributable to ordinary shareholders	(298,240)	(402,833)	(1,485,001)	(218,717)	(1,103,380)	(570,635)	(84,045)
Weighted-average number of ordinary shares used in calculating net loss per shares
Basic and diluted	5,742,669	6,529,092	7,381,230	7,381,230	7,184,086	126,758,926	126,758,926
Net loss per share attributable to ordinary shareholders
Basic	(51.93)	(61.70)	(201.19)	(29.63)	(153.59)	(4.50)	(0.66)
Diluted	(51.93)	(61.70)	(201.19)	(29.63)	(153.59)	(4.50)	(0.66)
Non-GAAP Measure:(2)
Adjusted Net Loss	(291,201)	(399,313)	(969,798)	(142,836)	(588,187)	(178,059)	(26,225)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Research and development expenses	2,112	1,056	470	69	467	224,619	33,083
Administrative expenses	4,927	2,464	514,733	75,812	514,726	167,957	24,737

Total	7,039	3,520	515,203	75,881	515,193	392,576	57,820

(2)	See “—Non-GAAP Financial Measure.”

Comparison of Nine Months Ended September 30, 2020 and 2019

Revenues

Our revenues generated from licensing and collaboration decreased from RMB30.0 million for the nine months ended September 30, 2019 to nil the nine months ended September 30, 2020. Our revenues generated for the nine months ended September 30, 2019 consisted of CSPC entity’s upfront payment and first milestone payment to us pursuant to our out-licensing arrangement with CSPC entity.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Nine Months Ended September 30,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
CRO service fees	316,594	54.7	330,266	48,643	47.3
In-licensed patent right fees	160,351	27.7	15,376	2,265	2.2
Employee benefit expenses	72,132	12.5	315,455	46,461	45.2
Material costs for drug candidates	1,269	0.2	11,197	1,649	1.6
Other expenses	28,031	4.8	26,167	3,854	3.7

Total	578,377	100.0	698,461	102,872	100.0

Our research and development expenses increased by 20.8% from RMB578.4 million for the nine months ended September 30, 2019 to RMB698.5 million (US$102.9 million) for the nine months ended September 30, 2020, primarily attributable to (i) an increase in the CRO service fees from RMB316.6 million for the nine months ended September 30, 2019 to RMB330.3 million (US$48.6 million) for the nine months ended September 30, 2020, as we advanced some of our existing investigational drugs into more advanced clinical development stages; and (ii) an increase in employee benefit expenses of employees involved in research and development from RMB72.1 million for the nine months ended September 30, 2019 to RMB315.5 million (US$46.5 million) for the nine months ended September 30, 2020, mainly due to an increase in share-based compensation by RMB224.6 million (US$33.1 million).

In the nine months ended September 30, 2020, 78.8% and 21.2% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. In the nine months ended September 30, 2019, 90.3% and 9.7% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. For the nine months ended September 30, 2020, felzartamab represented approximately 51.2% of our external research and development expenses, which primarily included payments to CROs and CMOs. No other programs represented a significant amount of research and development expenses in the nine months ended September 30, 2020 and 2019. Though we manage our external research and development expenses by program, we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.

Administrative Expenses

Our administrative expenses decreased from RMB582.7 million for the nine months ended September 30, 2019 to RMB310.8 million (US$45.8 million) for the nine months ended September 30, 2020, primarily attributable to the decrease in employee benefit expenses by RMB310.6 million (US$45.7 million) due to decrease of share-based compensation expenses.

Interest Income

We recorded RMB22.8 million of interest income for the nine months ended September 30, 2019 and RMB18.7 million (US$2.7 million) of interest income for the nine months ended September 30, 2020. The change was primarily attributable to the interest income derived from bank deposits.

Interest Expense

We recorded RMB2.5 million of interest expense for the nine months ended September 30, 2019 and RMB1.0 million (US$0.1 million) of interest expense for the nine months ended September 30, 2020. The change was primarily attributable to the interest expense related to our short-term borrowings, which were borrowed in June 2019 and repaid in June 2020.

Other Income (Expenses), Net

We recorded RMB1.8 million of other income for the nine months ended September 30, 2019 and RMB420.9 million (US$62.0 million) of other income for the nine months ended September 30, 2020. The increase was primarily attributable to the RMB420.9 million gain recognized as a result of transfer of equity of I-Mab Hangzhou from I-Mab Hong Kong to a group of domestic investors. The equity transfer realized the fair value appreciation in the pipeline assets as well as the employment of a team of designated management and workforce.

Fair Value Change of Warrants

We recorded a loss from change in the fair value of warrant liability of RMB5.6 million for the nine months ended September 30, 2019 and nil for the nine months ended September 30, 2020. The change was primarily attributable to the fact that the holders of Series B Warrants have unconditionally and irrevocably waived and cancelled the Tranche II of Series B Warrants in July 2019.

Comparison of Year Ended December 31, 2019 and 2018

Revenues

Our revenues generated from licensing and collaboration decreased by 44.2% from RMB53.8 million for the year ended December 31, 2018 to RMB30.0 million (US$4.4 million) for the year ended December 31, 2019. Our revenues generated for the year ended December 31, 2018 consisted of both HDYM’s milestone payment and ABL Bio’s upfront payment to us pursuant to our out-licensing arrangements with them, respectively. Our revenues generated for the year ended December 31, 2019 solely consisted of CSPC entity’s upfront and milestone payments to us pursuant to our out-licensing arrangement with CSPC entity.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2018		2019
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
CRO service fees	212,278	49.8	521,920	76,871	62.1
In-licensed patent right fees	108,794	25.5	166,844	24,573	19.9
Employment benefit expenses	56,630	13.3	106,313	15,658	12.7
Material costs for drug candidates	19,652	4.6	6,117	901	0.7
Other expenses	28,674	6.8	39,221	5,777	4.6

Total	426,028	100.0	840,415	123,780	100.0

Our research and development expenses increased by 97.3% from RMB426.0 million for the year ended December 31, 2018 to RMB840.4 million (US$123.8 million) for the year ended December 31, 2019, primarily attributable to (i) an increase in the CRO service fees from RMB212.3 million for the year ended December 31, 2018 to RMB521.9 million (US$76.9 million) for the year ended December 31, 2019, as we initiated a few more research and development programs and advanced some of our existing investigational drugs into more advanced clinical development stages; (ii) an increase in in-licensed patent right fees from RMB108.8 million for the year ended December 31, 2018 to RMB166.8 million (US$24.6 million) for the year ended December 31, 2019, mainly due to upfront fees paid to MacroGenics; and (iii) an increase in employee benefit expenses of employees involved in research and development from RMB56.6 million for the year ended December 31, 2018 to RMB106.3 million (US$15.7 million) for the year ended December 31, 2019, due to an increase in the headcount.

In 2019, 87.3% and 12.7% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. In 2018, 72.3% and 27.7% of our total research and development expenses were attributable to clinical programs and preclinical programs, respectively. In 2019, felzartamab represented approximately 41.4% of our external research and development expenses, which primarily included licensing fees and payments to CROs and CMOs. In 2018, efineptakin and felzartamab represented approximately 25.0% and 9.9% of our external research and development expenses, which primarily included licensing fees and payments to CROs and CMOs. No other programs represented a significant amount of research and development expenses in 2019 and 2018. Though we manage our external research and development expenses by program, we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.

Administrative Expenses

Our administrative expenses increased from RMB66.4 million for the year ended December 31, 2018 to RMB654.6 million (US$96.4 million) for the year ended December 31, 2019, primarily attributable to (i) RMB365.3 million (US$53.8 million) in connection with stock options granted to a director of our company under the 2018 Plan which were immediately vested, (ii) RMB148.3 million (US$21.8 million) in connection with repurchase of share awards held by a director of our company, (iii) the increase in employee benefit expenses by RMB7.9 million (US$1.2 million) due to headcount increase, and (iv) the increase in third-party professional expenses by RMB41.4 million (US$6.1 million).

Interest Income

We recorded RMB4.6 million of interest income for the year ended December 31, 2018 and RMB30.6 million (US$4.5 million) of interest income for the year ended December 31, 2019. The change was primarily attributable to the interest income derived from bank deposits.

Interest Expense

We recorded RMB11.7 million of interest expense for the year ended December 31, 2018 and RMB3.0 million (US$0.4 million) of interest expense for the year ended December 31, 2019. The change was primarily attributable to the interest expense related to our convertible promissory notes, which were converted in June and July 2018.

Other Income (Expenses), Net

We recorded RMB16.8 million of other expenses for the year ended December 31, 2018 and RMB20.2 million (US$3.0 million) of other income for the year ended December 31, 2019. The change was primarily attributable to the conversion of our convertible promissory notes and onshore convertible loans and loss on the termination agreement with Everest in 2019.

Fair Value Change of Warrants

We recorded a gain from change in the fair value of warrant liability of RMB61.4 million for the year ended December 31, 2018 and RMB5.6 million (US$0.8 million) for the year ended December 31, 2019. The change was primarily attributable to the change in fair value of warrants due to the increase in the valuation of our company.

Comparison of Year Ended December 31, 2018 and 2017

Revenues

Our revenues generated from licensing and collaboration increased by 365.4% from RMB11.6 million for the year ended December 31, 2017 to RMB53.8 million for the year ended December 31, 2018. Our revenues generated for the year ended December 31, 2017 consisted solely of HDYM’s milestone payment to us pursuant to our out-licensing arrangement with it. Our revenues generated for the year ended December 31, 2018 consisted of both HDYM’s milestone payment and ABL Bio’s upfront payment to us pursuant to our out-licensing arrangements with them, respectively.

Research and Development Expenses

The following table sets forth a breakdown of the major components of our research and development expenses in absolute amounts and as a percentage of our total research and development expenses for the periods indicated:

	For the Year Ended December 31,
	2017		2018
	RMB	%	RMB	%
	(in thousands, except percentages)
CRO service fees	83,047	31.1	212,278	49.8
In-licensed patent right fees	134,846	50.5	108,794	25.5
Employment benefit expenses	26,799	10.0	56,630	13.3
Material costs for drug candidates	10,393	3.9	19,652	4.6
Other expenses	11,990	4.5	28,674	6.8

Total	267,075	100.0	426,028	100.0

Our research and development expenses increased by 59.5% from RMB267.1 million for the year ended December 31, 2017 to RMB426.0 million for the year ended December 31, 2018, primarily attributable to (i) an increase in the CRO service fees from RMB83.0 million in 2017 to RMB212.3 million in 2018, as we initiated a few more research and development programs and advanced some of our existing investigational drugs into more advanced clinical development stages; and (ii) an increase in employee benefit expenses of employees involved in research and development from RMB26.8 million in 2017 to RMB56.6 million in 2018, due to an increase in the headcount.

In 2018, 72.3% and 27.7% of our total research and development expenses were attributable to clinical programs and pre-clinical programs, respectively. In 2017, 77.5% and 22.5% of our total research and development expenses were attributable to clinical programs and pre-clinical programs, respectively. In 2018, TJ107 and TJ202 represented approximately 25.0% and 9.9% of our external research and development expenses, which primarily included licensing fees and payments to CROs and CMOs. In 2017, TJ202 represented approximately 59.1% of our external research and development expenses, which primarily included licensing fees and payments to CROs and CMOs. No other programs represented a significant amount of research and development expenses in 2018 and 2017. Though we manage our external research and development expenses by program we do not allocate our internal research and development expenses by program because our employees and internal resources may be engaged in projects for multiple programs at any time.

Administrative Expenses

Our administrative expenses increased from RMB25.4 million for the year ended December 31, 2017 to RMB66.4 million for the year ended December 31, 2018, primarily attributable to (i) the increase in employee benefit expenses due to headcount increase, and (ii) the increase in third-party professional expenses.

Interest Income

We recorded RMB0.9 million of interest income for the year ended December 31, 2017 and RMB4.6 million of interest income for the year ended December 31, 2018. The change was primarily attributable to the interest income derived from our bank deposits.

Interest Expense

We recorded RMB5.6 million of interest expense for the year ended December 31, 2017 and RMB11.7 million of interest expense for the year ended December 31, 2018. The change was primarily attributable to (i) the interest expense accrued on the one-year bank borrowing facilities we entered into in the third quarter of 2017 and 2018, respectively; and (ii) the interest expense related to our convertible promissory notes, which were converted in June and July 2018.

Other Income (Expenses), Net

We recorded RMB1.5 million of other income for the year ended December 31, 2017 and RMB16.8 million of other expenses for the year ended December 31, 2018. The change was primarily attributable to the net loss resulting from the conversion of a portion of our convertible promissory notes, partially offset by an increase in the income from the other financial assets.

Fair Value Change of Warrants

We recorded a loss from change in the fair value of warrant liability of RMB14.0 million for the year ended December 31, 2017, and a gain from change in the fair value of warrant liability of RMB61.4 million for the year ended December 31, 2018. The change was primarily attributable to (i) the change in fair value of warrants due to the increase in the valuation of our company, and (ii) the modification in 2018 that added certain forfeiture conditions to the warrants, which increased the possibility of forfeiture of the warrants and therefore resulted in a reduction in our warrant liabilities.

Non-GAAP Financial Measure

To supplement our consolidated financial statements, which are presented in accordance with GAAP, we also use adjusted net loss as an additional financial measure, which is not required by, or presented in accordance with, GAAP. We believe adjusted net loss facilitates comparisons of operating performance from period to period and company to company by eliminating potential impacts of items which our management considers non-indicative of our operating performance.

We believe adjusted net loss provides useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as they help our management. However, our presentation of adjusted net loss may not be comparable to similarly titled measures presented by other companies. The use of adjusted net loss has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for an analysis of, our results of operations or financial condition as reported under GAAP.

We define adjusted net loss as net loss for the year/period, excluding share-based compensation expenses. We exclude share-based compensation expenses because they are not expected to result in future cash payments that are recurring in nature and they are not indicative of our core operating results and business outlook.

The following table reconciles our adjusted net loss for the periods presented to the most directly comparable financial measure calculated and presented in accordance with GAAP, which is net loss for the year/period:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Reconciliation of net loss to adjusted net loss:
Net loss for the year/period	(298,240)	(402,833)	(1,451,950)	(213,849)	(1,103,380)	(570,635)	(84,045)
Add back:
Share-based compensation expenses	7,039	3,520	515,203	75,881	515,193	392,576	57,820

Adjusted net loss for the year/period	(291,201)	(399,313)	(936,747)	(137,968)	(588,187)	(178,059)	(26,225)

Liquidity and Capital Resources

Since inception, we have incurred net losses and negative cash flows from our operations. Substantially all of our losses have resulted from funding our research and development programs and administrative costs associated with our operations. We incurred net losses of RMB298.2 million, RMB402.8 million, RMB1,452.0 million (US$213.8 million) and RMB570.6 million (US$84.0 million) for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020, respectively. Our primary use of cash is to fund our research and development activities. We used RMB252.2 million, RMB280.7 million, RMB868.0 million (US$127.8 million) and RMB582.6 million (US$85.8 million) in cash for our operating activities for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2020, respectively. Historically, we have financed our operations principally through proceeds from the issuance and sale of preferred shares and convertible promissory notes in private placement transactions, and we also received total net proceeds of approximately US$105.3 million from our initial public offering. For more information of our financing, see “Description of Share Capital—History of Securities Issuances.” As of September 30, 2020, we had cash, cash equivalents and restricted cash of RMB2,960 million (US$436.0 million). Our cash, cash equivalents and restricted cash consist primarily of cash in bank and on hand. In September 2020, we entered into definitive subscription agreements with a consortium of institutional investors (the “Investors”) to raise approximately US$418 million through a private placement. The private placement consists of (i) the sale to the Investors of approximately US$418 million of our 29,133,502 ordinary shares (equivalent to 12,666,740 ADSs) at a purchase price equivalent to US$33 per ADS, representing a 2.9% premium to the 30-day volume weighted average price; and (ii) warrants (the “Warrants”) to subscribe for an aggregate of 5,341,267 ordinary shares (equivalent to 2,322,290 ADSs) at an exercise price equivalent to US$45 per ADS, representing a 40.3% premium to the 30-day volume weighted average price, which may further increase the proceeds of approximately US$104.5 million if the Warrants are fully exercised. The Warrants will remain exercisable at the election of the Investors within 12 months after the closing of the private placement.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,				For the Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(252,157)	(280,705)	(867,982)	(127,840)	(651,993)	(582,631)	(85,812)
Net cash (used in) generated from investing activities	(157,665)	9,500	212,462	31,292	135,128	(256,381)	(37,760)
Net cash (used in) generated from financing activities	758,585	1,479,669	152,709	22,493	39,413	2,595,692	382,304
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(132)	59,754	15,163	2,233	77,581	10,054	1,480
Net increase (decrease) in cash, cash equivalents and restricted cash	348,631	1,268,218	(487,648)	(71,822)	(399,871)	1,766,734	260,212
Cash, cash equivalents and restricted cash, beginning of the year/period	64,082	412,713	1,680,931	247,574	1,680,931	1,193,283	175,751

Cash, cash equivalents and restricted cash, end of the year/period	412,713	1,680,931	1,193,283	175,752	1,281,060	2,960,017	435,963

We do not expect to generate any revenue from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future drug candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our drug candidates and begin to commercialize any approved products. We also expect to incur additional costs associated with operating as a public company. In addition, subject to obtaining regulatory approval of any of our drug candidates, we expect to incur significant commercialization expenses for product sales, marketing and manufacturing. Accordingly, we anticipate that we will need substantial additional funding in connection with our continuing operations.

Based on our current operating plan, we believe that our current cash and cash equivalents will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. In that time, we expect that our expenses will increase substantially as we fund new and ongoing research and development activities and working capital needs. We have based our estimates on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our drug candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures necessary to complete the development and commercialization of our drug candidates.

We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders and ADS holders, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as an ADS holder. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations, which could potentially dilute your interest. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or research programs or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or drug candidates that we would otherwise prefer to develop and market ourselves.

As of September 30, 2020, 31% of our cash and cash equivalents were denominated in RMB and held in China. We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business”. In addition, the COVID-19 outbreaks may materially and adversely affect our ability to raise additional capital in future and our liquidity. See “Risk Factors—Risks Related to Our Business and Our Industry—Our business and results of operations could be adversely affected by public health crisis (including the COVID-19 global pandemic) and natural catastrophes or other disasters outside of our control in the locations in which we, our suppliers, CROs, CMOs and other contractors operate.”

We expect that the majority of our future revenues will be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2020 was RMB582.6 million (US$85.8 million). Our net loss was RMB570.6 million (US$84.0 million) for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including share-based compensation of RMB392.6 million (US$57.8 million) and depreciation of property, equipment and software of RMB7.7 million (US$1.1 million), and changes in certain working capital items, including an increase in the prepayments and other receivables of RMB3.3 million (US$0.5 million), an increase in the deferred subsidy income of RMB3.7 million (US$0.5 million), an increase in the other non-current liabilities of RMB8.4 million (US$1.2 million), partially offset by an decrease in accruals and other payables of RMB17.6 million (US$2.6 million). The change in share-based compensation was attributable to the grant of stock options to certain directors and employees of our company under the 2017 Plan, 2018 Plan and 2019 Plan.

Net cash used in operating activities for the year ended December 31, 2019 was RMB868.0 million (US$127.8 million). Our net loss was RMB1,452.0 million (US$213.9 million) for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses, including share-based compensation of RMB366.9 million (US$54.0 million) and loss on the termination agreement with Everest of RMB23.0 million (US$3.4 million), and changes in certain working capital items, including an increase in the research and development funding of RMB53.1 million (US$7.8 million), an increase in the accruals and other payables of RMB188.4 million (US$27.7 million), partially offset by an decrease in advance from customers of RMB14.2 million (US$2.1 million) and an decrease in repayments and other receivables of RMB48.8 million (US$7.2 million). The change in share-based compensation was attributable to the grant of stock options to a director of our company under the 2018 Plan.

Net cash used in operating activities for the year ended December 31, 2018 was RMB280.7 million. Our net loss was RMB402.8 million for the same period. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses or gains, including fair value gains of warrants of RMB61.4 million, and changes in certain working capital items, including (i) an increase in the research and development funding of RMB178.7 million and (ii) an increase in accruals and other payables of RMB55.6 million, partially offset by an increase in prepayments and other receivables of RMB76.3 million. The accruals and other payables principally consist of accrued external research and development activities related expenses and staff salaries and welfare payables. The change in fair value of warrant liabilities was attributable to the exercise of part of the warrants issued in 2017 and the modification in 2018 that added certain forfeiture conditions to the warrants. Prepayments and other receivables primarily consist of our prepayment to CRO partners and value-added tax recoverable.

Net cash used in operating activities for the year ended December 31, 2017 was RMB252.2 million. Our net loss was RMB298.2 million. The difference between our net loss and our net cash used in operating activities was primarily attributable to certain non-cash expenses or gains, including the fair value loss of warrant liabilities of RMB14.0 million, and changes in certain working capital items, including (i) an increase in contract liabilities of RMB15.8 million and (ii) a decrease in prepayments and other receivables of RMB8.8 million.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2020 was RMB256.4 million (US$37.8 million). The net cash decrease was primarily attributable to RMB270.9 million (US$39.9 million) of the cash received from proceeds from purchase of short-term investments and RMB257.7 million (US$37.9 million) of the cash injection of I-Mab Hangzhou, an affiliate of us, partially offset by RMB276.9 million (US$40.8 million) of disposal of short-term investments.

Net cash generated from investing activities for the year ended December 31, 2019 was RMB212.5 million (US$31.3 million). The net cash increase was primarily attributable to RMB256.0 million (US$37.7 million) of the cash received from disposal of other financial assets and RMB134.0 million (US$19.7 million) of purchase of short-term investments, partially offset by RMB102.0 million (US$15.0 million) of proceeds from disposal of short-term investments.

Net cash generated from investing activities for the year ended December 31, 2018 was RMB9.5 million. The net cash increase was primarily attributable to RMB40.0 million of the cash received from disposal of other financial assets, partially offset by RMB30.0 million of the cash used in other financial assets.

Net cash used in investing activities for the year ended December 31, 2017 was RMB157.7 million. The net cash decrease was primarily attributable to RMB369.0 million of investments in other financial assets, partially offset by RMB133.0 million of proceeds from disposal of other financial assets and RMB93.3 million of cash acquired from acquisition of I-Mab Tianjin.

Financing Activities

Net cash generated from financing activities for the nine months ended September 30, 2020 was RMB2,595.7 million (US$382.3 million), primarily attributable to the proceeds from the initial public offering of our company, net of payment of offering issuance cost of RMB726.3 million (US$107.0 million), the proceeds from private placement of our company, net of payment of issuance cost of RMB1,980.5 million (US$291.7 million), partially offset by the repayment of bank borrowings of RMB50.0 million (US$7.4 million).

Net cash generated from financing activities for the year ended December 31, 2019 was RMB152.7 million (US$22.5 million), primarily attributable to the proceeds from issuance of convertible preferred shares, net of issuance cost of RMB183.5 million (US$27.0 million) and the repayment of bank borrowings of RMB80.0 million (US$11.8 million), partially offset by the proceeds of bank borrowings of RMB50.0 million (US$7.4 million).

Net cash generated from financing activities in the year ended December 31, 2018 was RMB1,479.7 million, primarily attributable to (i) proceeds from issuance of RMB1,306.6 million convertible preferred shares and (ii) receipt of RMB132.3 million resulting from the exercise of warrants by investors.

Net cash generated from financing activities in the year ended December 31, 2017 was RMB758.6 million, primarily attributable to proceeds of our issuance of RMB346.5 million convertible preferred shares, RMB161.2 million redeemable non-controlling interest and RMB99.0 million proceeds from bank borrowings.

Capital Expenditures

Our capital expenditures were incurred for purposes of purchasing property, equipment and software. Our capital expenditures were RMB20.3 million, RMB14.4 million, RMB12.2 million (US$1.8 million) and RMB4.8 million (US$0.7 million) in the years ended December 31, 2017, 2018 and 2019 and nine months ended September 30, 2020, respectively.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Total		Less Than 1 Year		1-3 Years		3-5 Years		More Than 5 Years
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease commitments	15,437	2,274	7,634	1,124	7,502	1,105	120	18	181	27

Our operating lease commitments relate to leases for our office premises pursuant to non-cancellable operating lease agreements. Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

In connection with the audits of our consolidated financial statements included in our annual report on Form 20-F filed with the SEC on April 29, 2020, we and our independent registered public accounting firm identified the following material weaknesses and other control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to (i) our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements, to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures; and (ii) our lack of sufficient documented financial closing policies and procedures, specifically those related to (a) accounting for licensing and collaboration agreements and (b) period end expenses cut-off and accruals. These material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

We have implemented and plan to implement a number of measures to address the material weaknesses that have been identified in connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019 and the review of the consolidated financial statements as of and for the nine months ended September 30, 2020. We have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements, and plan to continue such hiring efforts. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting training programs for our financial reporting and accounting personnel. We further intend to establish sufficient and formal financial closing policies and procedures, specifically those related to accounting for licensing and collaboration arrangements and period end cut-off and accruals. We plan to, as work-in-progress, engage an external consulting firm to assist us to assess Sarbanes-Oxley Act compliance requirements and improve our overall internal controls. Furthermore, we plan to prepare more detailed guidance on accounting policies, manuals and closing procedures to improve the quality and accuracy of our period end financing closing process. We will continue to implement these and other measures to remediate our internal control deficiencies. We may incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting, and we cannot assure you that all of these measures will be sufficient to remediate our material weakness in time, or at all.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Holding Company Structure

We are a holding company with no material operations of its own. We currently conduct our operations primarily through our PRC subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Quantitative and Qualitative Disclosures about Market Risk

Interest and Credit Risk

We had cash, cash equivalents and restricted cash of RMB412.7 million, RMB1,680.9 million, RMB1,193.3 million (US$175.8 million) and RMB2,960.0 million (US$436.0 million) as of December 31, 2017, 2018 and 2019 and September 30, 2020, respectively. Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Our credit risk is primarily attributable to the carrying amounts of cash and cash equivalents. The carrying amounts of cash and cash equivalents represent the maximum amount of loss due to credit risk. We mainly place or invest cash and cash equivalents with state-owned or reputable financial institutions in the PRC, and reputable financial institutions outside of the PRC. We do not believe that our cash and cash equivalents have significant risk of default or illiquidity, and we will continually monitor the credit worthiness of these financial institutions. While we believe our cash and cash equivalents do not contain excessive risk, future investments may be subject to adverse changes in market value.

Foreign Exchange Risk

Most of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

As of September 30, 2020, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB940 million (US$138.4 million). A 10% depreciation of RMB against U.S. dollar based on the foreign exchange rate on September 30, 2020 would result in a decrease of US$13.8 million in cash and cash equivalents. A 10% appreciation of RMB against U.S. dollar based on the foreign exchange rate on September 30, 2020 would result in an increase of US$13.8 million in cash and cash equivalents.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used when accounting for amounts recorded in connection with acquisitions, including initial fair value determinations of assets and liabilities and other intangible assets as well as subsequent fair value measurements. Additionally, estimates are used in determining items such as fair value measurements of wealth management products, impairment of other receivables, contract assets, long-lived assets, intangible assets and goodwill, useful lives of property, equipment and software, recognition of right-of-use assets and lease liabilities, fair value measurements of warrant liabilities, variable consideration in collaboration revenue agreements, determination of the standalone compensation arrangement. We base the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

Revenue Recognition

We adopted Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) for all periods presented. Consistent with the criteria of Topic 606, we recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. We only apply the five-step model to contracts when it is probable that the entity will collect substantially all the consideration to which it is entitled in exchange for the goods or services it transfers to the customer.

Once a contract is determined to be within the scope of ASC 606 at contract inception, we audit the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. We recognize as revenue the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

Collaboration Revenue

At contract inception, we analyze its collaboration arrangements to assess whether they are within the scope of ASC 808, Collaborative Arrangements (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, we first determine if the collaboration is deemed to be within the scope of ASC 808. For any units of account that are reflective of a vendor-customer relationship those units of account are accounted for within the scope of ASC 606. For any units of account that are not accounted for under ASC 606 and therefore accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently.

Our collaborative arrangements may contain more than one unit of account, or performance obligation, including grants of licenses to intellectual property rights, agreement to provide research and development services and other deliverables. The collaborative arrangements do not include a right of return for any deliverable. As part of the accounting for these arrangements, we must develop assumptions that require judgment to determine the stand-alone selling price for each performance obligation identified in the contract. In developing the stand-alone selling price for a performance obligation, we consider competitor pricing for a similar or identical product, market awareness of and perception of the product, expected product life and current market trends. In general, the consideration allocated to each performance obligation is recognized when the respective obligation is satisfied either by delivering a good or providing a service, limited to the consideration that is not constrained.

When the timing of the delivery of product is different from the timing of payments made by the customers, we recognize either a contract asset (performance precedes the contractual due date) or a contract liability (customer payment precedes performance). Our contractual payment terms are typically due in no more than 30 days from invoicing. In limited situations, certain customer contractual payment terms require us to bill in arrears; thus, we satisfy some or all of our performance obligations before we are contractually entitled to bill the customer. In these situations, billing occurs subsequent to revenue recognition, which results in a contract asset. For example, certain of the contractual arrangements do not permit us to bill until the completion of the production of the samples. In other limited situations, certain customer contractual payment terms allow us to bill in advance; thus, we receive customer cash payment before satisfying some or all of its performance obligations. In these situations, billing occurs in advance of revenue recognition, which results in contract liabilities.

Licenses of Intellectual Property

Upfront non-refundable payments for licensing our intellectual property are evaluated to determine if the license is distinct from the other performance obligations identified in the arrangement. For licenses determined to be distinct, we recognize revenues from non-refundable, up-front fees allocated to the license at a point in time, when the license is transferred to the licensee and the licensee is able to use and benefit from the license.

Research and Development Services

The portion of the transaction price allocated to research and development services performance obligations is deferred and recognized as revenue over time as delivery or performance of such services occurs.

Milestone Payments

At the inception of each arrangement that includes development, commercialization, and regulatory milestone payments, we evaluate whether the milestones are considered probable of being reached and to the extent that a significant reversal of cumulative revenue would not occur in future periods, estimates the amount to be included in the transaction price using the most likely amount method. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which we recognize revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achieving such development milestones and any related constraint, and if necessary, adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Royalties

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties or milestone payments based on the level of sales relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Research and Development Expenses

Elements of research and development expenses primarily include: (1) payroll and other related expenses of personnel engaged in research and development activities, (2) in-licensed patent rights fee of exclusive development rights of drugs granted to us, (3) expenses related to pre-clinical testing of our technologies under development and clinical trials such as payments to contract research organizations (“CRO”), investigators and clinical trial sites that conduct our clinical studies, (4) expenses to develop the product candidates, including raw materials and supplies, product testing, depreciation, and facility related expenses, and (5) other research and development expenses. Research and development expenses are charged to expense as incurred when these expenditures relate to our research and development services and have no alternative future uses.

We have acquired rights to develop and commercialize product candidates. Upfront payments that relate to the acquisition of a new drug compound, as well as pre-commercial milestone payments, are immediately expensed as acquired in-process research and development in the period in which they are incurred, provided that the new drug compound did not also include processes or activities that would constitute a “business” as defined under U.S. GAAP, the drug has not achieved regulatory approval for marketing and, absent obtaining such approval, has no established alternative future use. Milestone payments made to third parties subsequent to regulatory approval would be capitalized as intangible assets and amortized over the estimated remaining useful life of the related product. The conditions enabling capitalization of development expenses as an asset have not yet been met and, therefore, all development expenditures are recognized in profit or loss when incurred.

Share-Based Compensation

We grant restricted shares and stock options to eligible employees and account for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Employees’ share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (i) immediately at the grant date if no vesting conditions are required; (ii) for share-based awards granted with only service conditions, using the graded vesting method net of estimated forfeitures over the vesting period; or (iii) for share-based awards granted with service conditions and the occurrence of an initial public offering as performance condition cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the initial public offering using the graded vesting method.

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. We calculate incremental compensation expense of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, we recognize incremental compensation cost in the period when the modification occurs. For awards not being fully vested, we recognize the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original awards over the remaining requisite service period after modification.

Share-based compensation in relation to the restricted shares is measured based on the fair market value of our ordinary shares at the grant date of the award. Prior to the listing, estimation of the fair value of our ordinary shares involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including discount rate, and subjective judgments regarding our projected financial and operating results, its unique business risks, the liquidity of its ordinary shares and its operating history and prospects at the time the grants are made. Share-based compensation in relation to the share options is estimated using the Binominal Option Pricing Model. The determination of the fair value of share options is affected by the share price of our ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these awards was determined with the assistance from an independent valuation firm.

Restricted ordinary shares

During the year ended December 31, 2016, we issued 4,019,554 ordinary shares to Mr. Zang Jingwu Zhang, Ms. Qian Lili, Mr. Wang Zhengyi and Mr. Fang Lei (collectively the “Founders”), including the 369,301 shares which represented the equity interests of Third Venture held by the Founders, and we recorded share-based compensation expense of RMB18.7 million for issuance and grant of 3,650,253 ordinary shares to the Founders in June 2016.

In October 2016, the Founders entered into an arrangement with our other investors, and the 87,441 ordinary shares issued to the Founders in June 2016 were cancelled, and out of the remaining 3,932,113 ordinary shares held by the Founders, 70% became restricted and subject to service vesting conditions, that shall vest 20%, 20% and 30% over the next three years, respectively. By October 2019, all the restricted shares were vested.

Deferred share-based compensation was measured for the restricted shares using the estimated fair value of our ordinary shares of US$0.77 at the date of imposition of the restriction in October 2016, and was amortized to the consolidated statements of comprehensive loss by using graded vesting method over the vesting term of 3 years. The following table summarizes our Founders’ restricted shares activities for the years ended December 31, 2017, 2018 and 2019 and the nine months ended September 30, 2019 and 2020:

	Numbers of Shares	Weighted- Average Grant Date Fair Value
Outstanding at December 31, 2017	1,966,056	0.77
Vested	(786,423)
Outstanding at December 31, 2018 and September 30, 2019	1,179,633	0.77
Vested	(1,179,633)

Outstanding at December 31, 2019 and September 30, 2020	—	—

The amounts of share-based compensation expense in relation to the restricted shares recognized in the year ended December 31, 2019 was RMB1,566 thousand, of which RMB1,566 thousand was recognized in the nine months ended September 30, 2019.

No share-based compensation expense was recognized in the nine months ended September 30, 2020. Share-based compensation expenses relating to restricted shares were included in:

	Year Ended December 31,				Nine Months Ended September 30,
	2017	2018	2019		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Research and development expenses	2,112	1,056	470	69	467	—	—
Administrative expenses	4,927	2,464	1,096	162	1,089	—	—

	7,039	3,520	1,566	231	1,556	—	—

Second Amended and Restated 2017 Employee Stock Option Plan (the “2017 Plan”)

In October 2017, we adopted the 2017 Plan (as last amended and restated on December 25, 2019). Under the 2017 Plan, a maximum aggregate number of 13,376,865 shares that may be issued pursuant to all awards granted were approved. Stock options granted to an employee under the 2017 Plan will be exercisable upon the completion of a listing and the employee renders service to us in accordance with a stipulated service schedule starting from the employee’s date of employment. Employees are generally subject to a three-year service schedule, under which an employee earns an entitlement to vest in 50% of the option grants on the second anniversary of the grant date, a vesting of the remaining fifty percent 50% on the third anniversary of the applicable grant date. The stock options under the 2017 Plan, to the extent then vested, shall become exercisable only upon the earlier of (i) a listing, and (ii) occurrence of a change in control.

On December 25, 2019, the 2017 Plan was approved by our shareholders and board of directors, pursuant to which, in connection with our initial public offering, the maximum aggregate number of shares that may be granted pursuant to all awards under the 2017 Plan shall be adjusted in accordance with a formula pre-approved by the shareholders. In connection with above amendments to the 2017 Plan, each of our founders, namely, Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang, is willing to irrevocably surrender by him or her, for no consideration, of a portion of the unvested options granted to him or her, which, if vested, would entitle him or her to acquire up to 130,000 ordinary shares of our company, par value US$0.0001 per share, at an exercise price of US$1.0, respectively, under the 2017 Plan (in respect of each individual, the “Founder’s Surrendered Options”). On December 25, 2019, our board of directors approved that our company accepts all Founder’s Surrendered Options from each of the founders, namely, Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang, for no consideration, with effect immediately prior to the completion of the initial public offering and such surrendered options be cancelled with effect immediately prior to the completion of the initial public offering.

Prior to our completion of a listing, all stock options granted to an employee shall be forfeited at the time the employee terminates his employment with us. After we complete a listing, vested options not exercised by an employee shall be exercised until later of: (i) 90 days after the date when the options become exercisable, or (ii) 30 days after the date of cessation of employment or directorship, or such longer period as the board of directors may otherwise determine.

We granted 11,051,230, 1,470,000, 640,000, 640,000 and nil stock options to employees, all with an exercise price of US$1, for the years ended December 31, 2017, 2018 and 2019 and for the nine months ended September 30, 2019 and 2020, respectively. No options are exercisable as of December 31, 2017, 2018 and 2019 and 8,047,548 stock options are exercisable as of September 30, 2020.

The following table sets forth the stock options activities for the periods presented:

	Number of Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value US$’000
Outstanding as of December 31, 2017	11,761,596	0.94	9.50	24,890
Granted	1,470,000	1.00	—	—
Forfeited	(226,000)	1.00	—	—
Outstanding as of December 31, 2018	13,005,596	0.95	8.61	70,129
Granted	640,000	1.00	—	—
Forfeited	(397,500)	1.00	—	—
Repurchased	(3,435,215)	1.00	—	—
Outstanding as of December 31, 2019	9,812,881	0.93	7.76	47,671
Exercisable as of December 31, 2019	—	—	—	—
Exercised	(115,888)	—	—	—
Forfeited	(336,377)	1.00	—	—
Surrendered	(332,566)	1.00	—	—
Outstanding as of September 30, 2020	9,028,050	0.93	7.01	175,576
Exercisable as of September 30, 2020	8,047,548	0.92	6.91	156,567

Note:	Other addition represented the modified share options that originally granted to two senior management employees in October 2016 (see “—other share-based compensation”).

Stock options granted to the employees were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Year Ended December 31,			Nine Months Ended September 30,
	2017	2018	2019	2019	2020
Expected volatility	62.34%	61.32%—62.13%	54.64%	54.64%	N/A
Risk-free interest rate (per annum)	2.32%	2.81%—3.06%	2.15%	2.15%	N/A
Exercise multiple	2.80	2.80	2.80	2.8	N/A
Expected dividend yield	—	—	—	—	N/A
Contractual term (in years)	10	10	10	10	N/A

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of our options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price when employees would decide to voluntarily exercise their vested options. As we did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as we have never declared or paid any cash dividends on its shares, and we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

There were no stock options granted to employees under the 2017 Plan for the nine months ended September 30, 2020. On January 17, 2020, we completed our initial public offering. After achieving this performance condition, the options continue to vest based only on service period completed according to the graded vesting schedule. We have begun recognizing share-based compensation expense for the options granted using the graded vesting method with a cumulative catch-up for the service period completed to date during the nine months ended September 30, 2020 and recognized RMB56,019 thousand and RMB69,204 thousand share-based compensation expenses in administrative expenses and research and development expenses, respectively, relating to options vested cumulatively. According to the amendments to the 2017 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under the 2017 Plan was changed to 9,609,084. Each of our founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang surrendered 83,142 unvested stock options that were granted to him or her under the 2017 Plan before, totaling 332,566 unvested options, for no consideration, and these stock options were cancelled immediately.

Second Amended and Restated 2018 Employee Stock Option Plan (the “2018 Plan”)

On February 22, 2019, our company adopted the 2018 Plan, which was subsequently amended and restated on July 22, 2019. Under the amended and restated the 2018 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards is 14,005,745, and if we successfully list on an internationally recognized securities exchange for a qualified public offering by December 31, 2019, the maximum aggregate number of ordinary shares which may be issued shall be 15,452,620.

On December 25, 2019, the 2018 Plan was approved by the shareholders and board of directors of our company, pursuant to which, in connection with offering, the maximum aggregate number of shares that may be granted pursuant to all awards under the 2018 Plan may be adjusted in accordance with a formula pre-approved by our shareholders. In connection with above amendments to the 2018 Plan, the director of our company, Dr. Jingwu Zhang Zang is willing to irrevocably surrender by him, for no consideration, of the right to acquire a certain amount of ordinary shares of our company, par value US$0.0001 per share, at an exercise price of US$1.0 pursuant to the options granted to him under the 2018 Plan (the “Dr. Zang’s Surrendered Options”). On December 25, 2019, the board of directors of our company approved that our company accepts the irrevocable surrender of Dr. Zang’s Surrendered Options for no consideration, with effect immediately prior to the completion of the initial public offering and such surrendered options be cancelled with effect immediately prior to the completion of the initial public offering. See “Management—Share Incentive Plans—Second Amended and Restated 2018 Employee Stock Option Plan.”

Stock options granted to an employee under the 2018 Plan will be generally exercisable when our company completes a listing and the employee renders service to our company in accordance with a stipulated service schedule starting from the employee’s date of employment. The vesting schedule shall generally be a two-year vesting schedule consisting of a cliff vesting of 50% of the stock options on the first anniversary of the applicable vesting commencement date and a vesting of the remaining 50% on the second anniversary of the applicable vesting commencement date. If a listing occurs at any time prior to any stock option granted under the 2018 Plan becoming fully vested, to the extent such stock option has been granted and is outstanding, any such stock option shall vest in full with immediate effect upon the listing. Except as otherwise approved by the Board of Directors, any vested portion of the stock options shall become exercisable upon the earlier of six months after a listing or the occurrence of a change in control; provided, however, that in each case, no stock option of an employee shall become exercisable until the third anniversary of such employee’s employment commencement date.

Pursuant to the board of director’s approval of the 2018 Plan on February 22, 2019, the 10,893,028 stock options granted to a director of our company under the 2018 Plan were fully vested and exercisable upon the adoption of 2018 Plan. Out of these 10,893,028 stock options, 454,940 stock options were repurchased by our company (see Note 14 (d) to our unaudited interim condensed consolidated financial statements for further details).

The amount of share-based compensation expense in relation to the aforementioned grant of stock options to a director of our company (except for those repurchased by our company as described in Note 14 (d) to our unaudited interim condensed consolidated financial statements) recognized in the year ended December 31, 2019 was RMB365,329 thousand, which were allocated to our administrative expenses.

The following table sets forth the stock options activities under the 2018 Plan for the nine months ended September 30, 2020:

	Number of Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2018	—	—	—	—
Granted	13,991,528	1.00	—	—
Repurchased	(454,940)	1.00	—	—
Outstanding as of December 31, 2019	13,536,588	1.00	9.15	64,840

Exercisable as of December 31,2019	10,438,088	1.00	8.86	49,998

Surrendered	(2,544,917)	1.00	—	—

Outstanding as of September 30, 2020	10,991,671	1.00	8.40	213,764

Exercisable as of September 30, 2020	10,166,671	1.00	8.40	197,720

Stock options granted to certain directors and employees of our company were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

	Year Ended December 31,		Nine Months Ended September 30,
	2018	2019	2019	2020
Expected volatility	N/A	54.64—56.31%	54.64—56.31%	N/A
Risk-free interest rate (per annum)	N/A	2.15—2.75%	2.15—2.75%	N/A
Exercise multiple	N/A	2.80	2.80	N/A
Expected dividend yield	N/A	—	—	N/A
Contractual term (in years)	N/A	10	10	N/A

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of our company’s options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price when employees would decide to voluntarily exercise their vested options. As our company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as our company has never declared or paid any cash dividends on its shares, and our company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

Except for the aforementioned grant of stock options to a director of our company under the 2018 Plan, since the exercisability is dependent upon the listing, and it is not probable that this performance condition can be achieved until a listing, no share-based compensation expense related to the 2018 Plan was recorded for the year ended December 31, 2019.

On January 17, 2020, our Company completed its IPO. After achieving this performance condition, the options continue to vest based only on service period completed according to the graded vesting schedule. We have begun recognizing share-based compensation expenses for the options granted using the graded vesting method with a cumulative catch-up for the service period completed to date during the nine months ended September 30, 2020 and recognized RMB46,312 thousand and RMB66,496 thousand share-based compensation expense in administrative expenses and research and development expenses, respective, relating to options vested cumulatively. According to the amendments to the 2018 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under the 2018 Plan was changed to 11,005,888. Dr. Jingwu Zhang Zang, a director of our Company, surrendered 2,544,917 unvested options that were granted to him under the 2018 Plan, for no consideration, and these stock options were cancelled immediately.

Repurchase of share awards held by a director

On February 22, 2019, the amendment and restated 2017 equity incentive plan was approved by the Board of Directors of our company, pursuant to which only the 3,435,215 stock options held by a director of our company under the 2017 equity incentive plan became fully vested and exercisable on February 22, 2019. As a result of the performance condition being waived, the shares held by a director of our company were accounted for as a Type III modification where a condition that our company expects will not be satisfied is changed to a condition that our company expects will be satisfied.

Additionally, on the same day, our company repurchased such 3,435,215 stock options under the amendment and restated 2017 equity incentive plan that was held by a director of our company along with 454,940 of his stock options under the 2018 equity incentive plan for which the share awards also became fully vested and exercisable, at a total consideration of US$21,902 thousand (equivalent to approximately RMB148,308 thousand) at an average share price of US$5.63 per share.

For the nine months ended September 30, 2019, our company recorded the total payment of US$21,902 thousand (equivalent to approximately RMB148,308 thousand) as share-based compensation costs (included in administrative expenses) in the condensed consolidated statement of comprehensive loss. There was no impact to the overall stockholder’s equity balance as the amended shares vested immediately and were repurchased.

2019 Share Incentive Plan (the “2019 Plan”)

On October 29, 2019, we adopted the 2019 Plan. Under the 2019 Plan, the maximum aggregate number of ordinary shares available for issuance shall initially be 100,000. The options shall vest when our Company completes a listing and the employee renders service to our Company in accordance with a stipulated service schedule starting from the employee’s date of employment. Stock options granted to 3 independent directors under the 2019 Plan will be generally exercisable under the following terms: (a) a cliff vesting of 1/3 of the option on the first anniversary of the vesting commencement date (January 17, 2020); (b) a cliff vesting of 1/3 of the option on the second anniversary of the vesting commencement date (January 17, 2020); (c) a vesting of the remaining 1/3 of the option on the third anniversary of the vesting commencement date (January 7, 2020). In the last year of the grantee’s service, the options shall vest on a prorated basis to reflect the portion of the year during which the grantee provided services to our Company.

For the nine months ended September 30, 2020, our Company granted 72,000 stock options to three independent directors (all with an exercise price of US$6.09) and recognized RMB741 thousand share-based compensation expenses relating to the options vested. No options were exercisable as of September 30, 2020.

The following table sets forth the stock option activities of the 2019 Plan for the periods presented:

	Number of Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2019	—	—	—	—
Granted	72,000	6.09	—	—

Outstanding as of September 30, 2020	72,000	6.09	9.59	1,034

Exercisable as of September 30, 2020	—	—	—	—

Stock options granted to certain directors and employees of our company were measured at fair value on the dates of grant using the Binomial Option Pricing Model with the following assumptions:

Nine Months Ended September 30,
2020
Expected volatility	54.88%
Risk-free interest rate (per annum)	0.79%
Exercise multiple	2.8
Expected dividend yield	—
Contractual term (in years)	10

The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of our company’s options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of our options in effect at the option valuation date. The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price when employees would decide to voluntarily exercise their vested options. As our Company did not have sufficient information of past employee exercise history, it was estimated by referencing to a widely-accepted academic research publication. Expected dividend yield is zero as our Company has never declared or paid any cash dividends on its shares, and our Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the option.

2020 Share Incentive Plan (the “2020 Plan”)

In July 2020, we adopted the 2020 Plan. Under the 2020 Plan, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards shall be 10,760,513, provided that the maximum number of shares may be issued pursuant to awards in the form of restricted share units under this plan shall not exceed 7,686,081 ordinary shares. From August 2020 through September 2020, we granted 1,068,733 stock options and 4,892,918 restricted share units under the 2020 Plan to employees, respectively.

Other share-based compensation

In October 2017, in connection with the adoption of the 2017 Plan, we amended the stock option agreement with the two aforementioned employees, under which the stock options would become exercisable only upon the earlier of (i) a listing, and (ii) occurrence of a change in control that defined in the stock option agreements. As the modification of terms and conditions of share-based compensation were not beneficial to its employees, no further accounting impact was resulting from it.

Establishment of Biomaster Trust

Biomaster Trust was established under the trust deed, dated October 23, 2019, between us and TMF Trust (HK) Limited, or TMF Trust, as the trustee of the Biomaster Trust. Through the Biomaster Trust, our company’s ordinary shares and other rights and interests under awards granted pursuant to the 2017 Plan and the 2018 Plan may be provided to certain recipients of equity awards. Upon satisfaction of the vesting conditions, TMF Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interests under the equity awards to the relevant grant recipients with the consent of the advisory committee of Biomaster Trust. TMF Trust shall not exercise the voting rights attached to such ordinary shares unless otherwise directed by the advisory committee, whose members shall be appointed by our company. Our company has the power to direct the relevant activities of Biomaster Trust and has the ability to use its power over Biomaster Trust to affect its exposure to returns. Therefore, the assets and liabilities of Biomaster Trust are included in our consolidated statements of financial position.

Surrender of stock options

On January 17, 2020, our Company completed its IPO. According to the amendments to 2017 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2017 Plan was changed to 9,609,084. Each of our founders, namely Zheru Zhang, Lili Qian, Zhengyi Wang and Lei Fang surrendered 83,142 unvested stock options that were granted to him or her under 2017 Plan before, totally 332,566 unvested options, for no consideration, and these stock options were cancelled immediately. According to the amendments to 2018 Plan, the maximum aggregate number of shares which may be granted pursuant to all awards under 2018 Plan was changed to 11,005,888. Dr. Jingwu Zhang Zang, a director of our Company, surrendered 2,544,917 unvested options that were granted to him under 2018 Plan, for no consideration, and these stock options were cancelled immediately. Upon the completion of our initial public offering in January 2020, we recorded RMB91,051 thousand share-based compensation expense related to these surrendered options.

The stock options surrendered by the founders should be accounted for as capital contribution. As the founders did not get the title of the options to be surrendered and the number of share options would not be determined until listing, the capital contribution was not accounted for during the year ended December 31, 2019. For the nine months ended September 30, 2020, our Company has reclassified RMB91,051 thousand from additional paid-in capital—share-based compensation to additional paid-in capital—capital contribution relating to the options surrendered in the condensed consolidated financial statement of comprehensive loss.

Fair Value of Ordinary Shares

We are required to estimate the fair value of the ordinary shares on grant dates of share-based compensation awards/share option to our employees and the issuance of financial instruments to investors. Therefore, our board of directors has estimated the fair value of our ordinary shares on various dates, with inputs from management, considering the third-party valuations. The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide.

In addition, our board of directors considered various objective and subjective factors, along with inputs from management and the independent third-party valuation firm, to determine the fair value of our ordinary shares, including: external market conditions affecting the biopharmaceutical industry, trends within the biopharmaceutical industry, the prices at which we sold convertible preferred shares, the superior rights and preference of the convertible preferred shares or other senior securities relative to our ordinary shares at the time of each grant and the likelihood of achieving a liquidity event such as an initial public offering. The option-pricing method was used to allocate the enterprise’s value to preferred shares or other senior securities and ordinary shares, taking into account the guidance prescribed by the AICPA Practice Guide. This method treats ordinary shares and convertible preferred shares or other senior securities as call options on the enterprise’s value, with exercise prices based on their respective payoffs upon a liquidity event.

In determining the enterprise’s value, we applied the market approach/backsolve method based on pricing from recent transactions in our own securities. The basis for application of this method is our transactions in equity securities with unrelated parties or among unrelated parties themselves. No evidence is observed to indicate these transactions are not arm’s-length transactions.

Our board of directors determined the fair value of our share options and the restricted shares as of the dates of grant, taking into consideration the various objective and subjective factors described above, including the conclusion of valuation of our ordinary shares as of dates close to the grant dates of our share options and the restricted shares. We computed the per share estimated fair value for share options based on the binomial option pricing model and the per share estimated fair value for restricted shares based on per share estimated fair value of ordinary shares as of the date of grant.

Once public trading market of the ADSs has been established in connection with the completion of our initial public offering, it is no longer necessary for our board of directors to estimate the fair value of our ordinary shares in connection with our accounting for granted share options and restricted shares.

Fair Value Measurements

Our financial assets and liabilities primarily comprise of cash and cash equivalents, restricted cash, short-term investments, other financial assets, contract assets, other receivables, short-term borrowings, accruals and other payables and warrant liabilities. As of December 31, 2017, 2018 and 2019 and September 30, 2020, except for short-term investments, other financial assets and warrants liabilities, the carrying values of these financial assets and liabilities approximated their fair values because of their generally short maturities. We report short-term investments, other financial assets and warrant liabilities at fair value at each balance sheet date and changes in fair value are reflected in the consolidated statements of comprehensive loss.

We measure our financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 includes unobservable inputs that reflect the management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.

We measured our short-term investments, other financial assets and warrant liabilities at fair value on a recurring basis. As our short-term investments, other financial assets and warrant liabilities are not traded in an active market with readily observable prices, we use significant unobservable inputs to measure the fair value of short-term investments, other financial assets and warrant liabilities. These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 “Principal Accounting Policies—2.26 Recent Accounting Pronouncements” of our consolidated financial statements included in our annual report on Form 20-F filed with the SEC on April 29, 2020.